

December 12, 2023

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

> **Re: Samfine Creation Holdings Group Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 8, 2023**
> **File No. 333-275498**

Dear Wing Wah Cheng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 2 to Form F-1

General

1.   We note your disclosure on the cover page that you expect to obtain CSRC approval prior to your offering and listing, and also that you will not proceed with the initial public offering unless you obtain approval from the CSRC. If you are requesting effectiveness of your Form F-1 registration statement before completing the CSRC process, please revise such disclosure accordingly and additionally confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li